UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







(Check One): ( )Form 10-K ( )Form 20-F ( )Form 11-K (X)Form 10-Q ( )Form N-SAR

For Period Ended: September 30, 2001
[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:

Micron Enviro Systems, Inc.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number)

1500 West Georgia, Suite 980
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City, State and Zip Code

Vancouver, British Columbia, Canada T2S 2H5
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PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Company's management has been unable to timely compile the information that is required to be disclosed in its Quarterly Report on Form 10-QSB because of recent changes in management. Specifically, on September 14, 2001, three of our directors, Rodney Hope, Wayne Minion and Stan Schellenberger, resigned their positions as directors of the Company, and those resignations were accepted by the Company's Board of Directors on that date. The new management team,which has been in place since September 12, 2001, has been required to expend significant management time to oversee the Company's business operations during the management transition period. The delay in compiling the information necessary could not have been eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Richard Reincke               (949)                 660-9700
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         (Name)                        (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
          Yes      No

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Micron Enviro Systems, Inc. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on November 14, 2001.



                                   Micron Enviro Systems, Inc.,


                                   By:      /s/ Bernard McDougall
                                            ----------------------------------
                                            Bernard McDougall
                                   Its:     President




INSTRUCTION: The form may be signed by an executive office of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION:
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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